US$1,000,000,000	Filed pursuant to rule 433
8.500% Senior Notes due 2019 (re-opening)	File No. 333-157459

Terms and Conditions:

Issuer:	Citigroup Inc.

No FDIC Guarantee:	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Ratings:	A3 (stable)/A (stable)/A+ (stable) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	June 11, 2009

Settlement Date:	June 18, 2009 (T+5 days)

Maturity:	May 22, 2019

Par Amount:	U.S. $1,000,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding 8.500% Senior Notes due 2019 issued on May 22, 2009, and the aggregate principal amount of this series of notes will be $3,000,000,000.

Semi-Annual Coupon:	8.500% per annum

Re-offer Spread to Benchmark:	T10 + 437.5 basis points

Re-offer Yield:	8.251% per annum

Public Offering Price:	101.655% plus accrued interest from May 22, 2009

Net Proceeds to Citigroup:	$1,018,438,888.89 (including accrued interest but before expenses).

Interest Payment Dates:	The 22nd day of May and November in each year, with following business day convention. The first interest payment date is November 22, 2009.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.

Junior Co-Managers:	Blaylock Robert Van, LLC
BNP Paribas Securities Corp.
Cabrera Capital Markets, LLC
Credit Suisse Securities (USA) LLC
NBF Securities (USA) Corp.
RBC Capital Markets Corporation
TD Securities (USA) LLC
UBS Securities LLC
Unicredit Capital Markets, Inc.

CUSIP:	172967 EV 9

ISIN:	US172967EV98

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.